Exhibit D.2

AMENDMENT TO

ADVISORSHARES ADVISORY AGREEMENT

THIS AMENDMENT is made as of the 23rd day of June 2017 to the Advisory Agreement dated June 2, 2009 (the “Agreement”) by and between AdvisorShares Investments, LLC (the “Adviser”) and AdvisorShares Trust (the “Trust”).

WHEREAS, the parties desire to update Schedule A to the Agreement to add the AdvisorShares New Tech and Media ETF and to remove certain Funds that have been liquidated;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

(1) Schedule A, last amended as of January 23, 2017, to the Agreement is hereby replaced with Schedule A, amended as of June 23, 2017 and attached hereto; and

(2) All other terms and conditions of the Agreement remain in full force and effect and are incorporated herein by reference.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on their behalf by their duly authorized officers as of the date set forth above.

ADVISORSHARES TRUST
on behalf of each of its series set forth on Schedule A

/s/ Dan Ahrens
Name: Dan Ahrens
Title: Treasurer and Secretary

ADVISORSHARES INVESTMENTS, LLC

/s/ Dan Ahrens
Name: Dan Ahrens
Title: Managing Director

SCHEDULE A

Amended as of June 23, 2017

to the

ADVISORY AGREEMENT

Dated June 2, 2009

Between

ADVISORSHARES TRUST

and

ADVISORSHARES INVESTMENTS, LLC

The Trust will pay to the Adviser, as compensation for the Adviser’s services rendered, a fee computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Dorsey Wright ADR ETF	0.75%
Peritus High Yield ETF	1.10%
Ranger Equity Bear ETF	1.50%
Madrona Domestic ETF	0.80%
Madrona International ETF	0.80%
Madrona Global Bond ETF	0.50%
Meidell Tactical Advantage ETF	1.20%
Wilshire Buyback ETF	0.90%
STAR Global Buy-Write ETF	1.35%
QAM Equity Hedge ETF	1.00%
Newfleet Multi-Sector Income ETF	0.65%
Gartman Gold/Euro ETF	0.55%
Gartman Gold/Yen ETF	0.55%
Sage Core Reserves ETF	0.30%
Treesdale Rising Rates ETF	1.15% on the first $250,000,000 of average daily net assets of the Fund; 1.05% on the next $750,000,000 of average daily net assets of the Fund; and 0.95% on average daily net assets of the Fund in excess of $1,000,000,000
Market Adaptive Unconstrained Income ETF	0.90%
Pacific Asset Enhanced Floating Rate ETF	0.95%
Cornerstone Small Cap ETF	0.65%
KIM Korea Equity ETF	0.84%
Focused Equity ETF	0.75% plus performance fee adjustment*
New Tech and Media ETF	0.60%

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*	The Adviser’s advisory fee has two components — the base fee and the performance fee adjustment. The base fee is the pre-determined rate at which the Adviser is paid when the Fund’s net performance is in line with Fund’s pre-determined performance benchmark. The base fee is subject to an upward or downward adjustment by the performance fee. If the Fund outperforms the performance benchmark, the Adviser may receive an upward fee adjustment. If the Fund underperforms the performance benchmark, the Adviser may receive a downward fee adjustment. The Adviser’s annual base fee is 0.75% of the Fund’s average daily net assets. The performance fee adjustment is derived by comparing the Fund’s performance over a rolling twelve-month period to its performance benchmark, the S&P 500 Index. The base fee is adjusted at a rate of 0.02% for every 0.25% to 0.50% of out-performance or under-performance compared to the performance benchmark, but only up to 2.00% of the performance benchmark. As a result, the maximum possible performance fee adjustment, up or down, to the base fee is 0.10%. Accordingly, the Adviser’s annual advisory fee may range from 0.65% to 0.85% of the Fund’s average daily net assets.

New funds and advisory fee changes appear in bold; fund name changes appear in italics.

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